FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 30, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On March 30, 2007, Biomira Inc. filed with the System for Electronic Document Analysis and Retrieval in Canada the following documents:
•	Redacted Exclusive License Agreement dated as of July 29, 2004 by and between ProlX Pharmaceuticals Corporation and the University of Arizona (attached to this report as Exhibit 99.1)
•	Redacted Exclusive Patent License Agreement dated as of September 15, 2005 by and between ProlX Pharmaceuticals Corporation and the University of Arizona (attached to this report as Exhibit 99.2)

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Redacted Exclusive License Agreement dated as of July 29, 2004 by and between ProlX Pharmaceuticals Corporation and the University of Arizona
99.2	Redacted Exclusive Patent License Agreement dated as of September 15, 2005 by and between ProlX Pharmaceuticals Corporation and the University of Arizona

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 30, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer